Exhibit 99.1

OBOOK Holdings Inc. Announces Unaudited Financial Results for the First Half of 2025 Ended June 30, 2025; Core Infrastructure Transition Near Completion; Enterprise Activation and Monetization Expected to Accelerate from 2026

ARLINGTON, Va., Dec. 29, 2025 (GLOBE NEWSWIRE) — OBOOK Holdings Inc. (NASDAQ: OWLS) (the “Company” or “OwlTing”), a blockchain technology company operating as the OwlTing Group, today announced its unaudited financial results for the first half of 2025 ended June 30, 2025. The Company also highlighted the near completion of its core global payment infrastructure and progress toward enterprise-scale stablecoin payment activation beginning in 2026.

First Half 2025 Operational and Financial Highlights

•

2025 marked a pivotal transition year for OwlTing, representing the near completion of the core global payment infrastructure, including regulatory, settlement, processing capacity, and compliance capabilities required to support enterprise-scale stablecoin payments.

•

With the infrastructure now largely in place and early enterprise customers already onboarded, OwlTing is supporting multi-billion-dollar monthly transaction capacity across qualified counterparties that have completed API integration and compliance onboarding. This represents transaction capacity rather than contracted revenue, and monetization is expected to scale as corridors and regulatory coverage expand.

•

OwlTing’s established and legacy businesses remained a solid foundation of the Company during this transition, continuing to perform well while supporting overall stability as the infrastructure build-out was completed.

•

Payment services revenue increased by 16%, driven by the Company’s traditional payment gateway business, with Gross Payment Volume[1] exceeding US$110 million and Active Accounts[2] of more than 4,100 customers, demonstrating continued scale and customer engagement.

•	OwlNest revenue grew approximately 20%, supported by a subscriber base of over 2,700 OwlNest Subscribers[3], reflecting sustained demand for our hospitality and merchant service offerings.

•

OwlTing is positioned to enter an activation phase beginning in 2026, with scalability and operating leverage expected to become increasingly evident as transaction volumes grow and payment mix shifts toward infrastructure-led settlement.

Management Commentary

Darren Wang, Founder and Chief Executive Officer of OwlTing, commented, “We view the first half of 2025 as a transition period where we prioritized system completion over near-term revenue optimization. We are seeing enterprise customers move from pilots toward production integration, and we are expanding the regulatory and corridor access required to scale stablecoin and tokenized-asset settlement in a compliant manner. In infrastructure businesses, capacity precedes monetization, and we believe the foundation we have put in place positions us well for an activation phase beginning in 2026.”

Winnie Lin, Chief Financial Officer of OwlTing, stated, “Our first-half results reflect disciplined cost control while completing a major infrastructure transition. Excluding non-recurring listing-related expenses, our core expense base remained stable as we continued investing in scalability and compliance. As utilization increases, we expect the economics to improve meaningfully given a largely fixed cost base and declining marginal costs on our settlement stack. Our liquidity and capital resources provide flexibility to support global expansion and ongoing product development, while positioning the Company to capture significant operating leverage as infrastructure utilization scales.”

[1]

Gross Payment Volume, or GPV, is defined as the total value of transactions processed through the Company’s payment services, including via its payment gateway services, fiat currency cross-border remittances, foreign exchange for fiat currency (as standalone transactions not involving fund transfers) and stablecoins solutions (including on/off-ramp services and cross-chain transactions), and further net of transaction reversals.

[2]

An Active Account is defined as an account registered on the Company’s payment platforms that has completed at least one transaction on its payment platforms within the past 12 months. A unique individual or business user may register on the Company’s platforms to access different services and may register more than one account to access a service.

[3]

An OwlNest Subscriber is defined as a customer with an active, paid OwlNest subscription as of the end of the applicable reporting period. The Company treats each customer account that has a corresponding contract as a unique OwlNest Subscriber, and a single organization with multiple branches may be counted as multiple OwlNest Subscribers.

First Half 2025 Financial Results

Revenue

Total revenue was US$3.84 million in the first half of 2025, compared to US$3.61 million in the same period of 2024. Revenue performance during the period should be viewed in the context of a transition year, during which the Company intentionally prioritized the completion of its core payment infrastructure over short-term revenue acceleration.

Management focused on advancing regulatory readiness, settlement capabilities, processing capacity, and compliance systems required to support enterprise-scale operations. As a result, reported revenue reflects a deliberate investment phase and does not yet capture the full earning potential of the infrastructure that has now largely been completed.

Within this context, the Company’s core revenue streams continued to demonstrate resilience, providing a stable foundation during the transition while positioning the business for improved scalability and operating leverage.

•

Revenue from payment services increased 16.0% to US$2.17 million in the first half of 2025, compared to US$1.87 million in the same period last year, driven by higher gross payment volumes and an expanding customer base across core markets. Payment services contributed 56.4% of total revenue in the first half of 2025 compared to 51.8% in the prior-year period, reflecting the continued strength of the Company’s payment operations during the transition year.

•

Revenue from hospitality services increased to US$1.39 million in the first half of 2025 from US$1.35 million in the same period last year. Performance was supported by continued growth in hospitality-related software services, primarily driven by OwlNest property management system subscription fees, reflecting ongoing adoption and contract renewals. This growth was partially offset by lower activity in hospitality platform services, which experienced modest softness due to shifts in regional travel patterns.

•

Revenue from the e-commerce platform declined to US$288 thousand in the first half of 2025 from US$382 thousand in the same period last year. The decrease reflects the Company’s strategic reallocation of internal resources toward higher-growth business lines, particularly its payment infrastructure platform, which resulted in reduced operating focus and lower revenue from the e-commerce segment.

Cost of Revenue

Cost of revenue in the first half of 2025 was US$3.36 million compared to US$3.07 million in the same period last year, primarily reflecting a higher contribution from traditional payment gateway services, which carry a lower gross margin profile due to third-party processing costs. Management views this cost structure as transitional as the revenue mix continues to evolve.

Gross Profit

Gross profit in the first half of 2025 was US$480 thousand compared to US$540 thousand in the same period last year. Gross margin declined to 12.5%, from 15.0% in the first half of 2024, primarily reflecting the cost structure associated with traditional third-party payment channels. As the Company completes its transition toward proprietary, stablecoin-native settlement infrastructure, management expects marginal transaction costs to decline meaningfully.

The infrastructure model is characterized by a largely fixed cost base, with incremental transaction volume expected to convert to margin at a significantly higher rate over time. Accordingly, management views current margin levels as transitional rather than structural and expects margin expansion as infrastructure activation increases.

Operating Expenses

Operating expenses totaled US$6.79 million in the first half of 2025, compared with US$4.71 million in the same period last year. The year-over-year increase was primarily driven by one-time public listing-related expenses and professional services fees associated with the Company’s Nasdaq listing and related regulatory requirements. Excluding these non- recurring items, core operating expenses remained broadly consistent with prior periods, reflecting continued cost discipline across sales, product development, and administrative functions.

•

Marketing and sales expenses decreased by 21.2% to US$0.95 million in the first half of 2025 from US$1.21 million in the same period last year, mainly driven by lower labor-related costs. As a percentage of total revenue, marketing and sales expenses decreased to 24.7% in the first half of 2025 from 33.4% in the same period last year, reflecting enhanced operational efficiency and improved return on customer acquisition spend.

•

General and administrative expenses increased to US$4.53 million in the first half of 2025 from US$2.30 million in the same period last year. The increase was primarily driven by non-recurring legal, audit, and professional services fees incurred in connection with the Company’s U.S. public listing. In addition, the Company incurred higher office rental expenses, reflecting broader infrastructure scaling to support international operations.

•

Research and development expenses increased to US$1.31 million or 34.1% of total revenue in the first half of 2025 from US$1.20 million or 33.2% of total revenue in the same period last year. The increase reflects the Company’s continued investment in enhancing platform scalability, fortifying information security architecture, and expanding its proprietary cloud-based infrastructure. These initiatives are aligned with the Company’s long-term strategy to drive product innovation and ensure a secure, high-performance environment for enterprise clients.

Net Loss

Net loss narrowed by 27.0% to US$3.91 million in the first half of 2025 from US$5.35 million in the same period last year. The year-over-year improvement was primarily attributable to increased revenue and reduced marketing and sales spend, which helped offset elevated one-time listing-related expenses. Foreign exchange movements had a modest positive impact on the Company’s Taiwan-based cost structure, however, these gains were partially offset at the consolidated level due to currency fluctuations in other markets.

Liquidity and Capital Resources

Operating cash outflows totaled US$1.29 million in the first half of 2025, a significant improvement from US$4.45 million in the same period of 2024. The reduction in cash usage was primarily driven by stronger revenue performance and enhanced cost efficiencies, which together reduced the Company’s operating cash requirements during the period.

During our pre-listing financing rounds in 2025, we raised approximately US$20 million in total capital through a combination of equity financings and SAFE instruments, of which approximately US$14 million was completed in the second half of the year.

As of June 30, 2025, the Company maintained a solid liquidity and capital position, underpinned by prudent working capital management and disciplined capital expenditure. Management believes that existing cash reserves, together with anticipated operating cash flows, are sufficient to support ongoing operational needs and planned strategic investments. The Company also remains open to strategic capital opportunities that could accelerate expansion in 2026, subject to market conditions.

Business Outlook

For the remainder of 2025, OwlTing remains focused on fully operationalizing the infrastructure investments made across regulatory coverage, settlement capabilities, processing capacity, and compliance frameworks. Management expects continued progress in enterprise onboarding and corridor readiness, with monetization expected to scale as utilization increases over time.

Looking ahead, the Company believes that the infrastructure completed during this transition year positions OwlTing for more efficient scaling as payment-related offerings gain broader enterprise adoption. As utilization of the platform increases, management expects operating leverage to become more visible, supported by a largely fixed infrastructure cost base and an improving revenue mix.

Share Repurchase Program

On November 26, 2025, the Company announced that its Board of Directors authorized a share repurchase program of up to US$10 million of the Company’s Class A common stock. The repurchase program, effective for nine months, reflects the Board’s view that the repurchase authorization provides flexibility in capital allocation as the Company executes its long-term infrastructure strategy and evaluates near-term catalysts across its payment technology pipeline. Under the authorization, OwlTing may repurchase shares from time to time in the open market or through other methods permitted under applicable law, including pursuant to a Rule 10b5-1 trading plan, in accordance with applicable securities laws and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. The Company is not obligated to repurchase any specific number of shares, and the program may be modified, suspended, or terminated at any time based on market conditions, corporate needs, or other factors deemed relevant by the Company.

Recent Developments

•	Nasdaq Listing

On October 16, 2025, the Company announced the successful direct listing of its Class A common shares on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “OWLS”. As Asia’s first fintech company to achieve a direct listing on Nasdaq with its Class A common shares, OBOOK believes that this direct listing marks a significant step forward for the region’s technology and financial innovation landscape. Sullivan & Cromwell LLP acted as U.S. counsel to the Company. D. Boral Capital LLC acted as financial advisor to the Company in connection with this direct listing, and Sichenzia Ross Ference Carmel LLP acted as U.S. counsel to D. Boral Capital LLC. KPMG acted as the Company’s independent auditor.

•	Expands U.S. Regulatory Footprint

Following its successful Nasdaq direct listing, the Company achieved an additional regulatory milestone with the approval of money transmitter licenses or the equivalent in Washington, Kansas, North Carolina, and New Mexico, expanding its fund operations coverage to 40 U.S. states. The Washington State license was obtained following a multi-year regulatory review process, further strengthening OwlTing’s U.S. regulatory footprint and supporting its strategy to develop a fully regulated stablecoin infrastructure for global commerce through its OwlPay platform.

In parallel, the Company continues to advance licensing and regulatory authorization efforts in the European Union, Japan, Hong Kong, Singapore, and the Latin American region. Supported by a comprehensive compliance framework, including rigorous KYC/AML controls and end-to-end transaction transparency, OwlTing seeks to support financial institutions, fintech companies, and global merchants in the adoption of stablecoin-based payment solutions in a compliant and scalable manner.

•	Integration into the Circle Payment Network (CPN)

On December 4, 2025, the Company announced the successful integration of its OwlPay platform into the Circle Payments Network (CPN), a global stablecoin settlement rail developed by Circle Technology Services, LLC. As one of the first Asia-based financial institutions to join CPN, OwlTing now enables near-instant, compliant stablecoin transactions across a growing set of high-value corridors, including Latin America, Africa, and the European Union, via its OwlPay Wallet Pro platform. This development enhances the Company’s ability to deliver low-cost, real-time cross-border payment services and supports its broader strategy to expand reach in the $194 trillion global payments market. With operational coverage across 40 U.S. states supported by applicable regulatory licenses, Europe, and Japan, and further licensing underway in Singapore and Latin America, OwlTing continues to strengthen its position as a trusted global stablecoin infrastructure provider.

•	Collaboration with Visa to Launch OwlPay Cash App for Remittances

On December 9, 2025, OwlTing announced the upcoming launch of OwlPay Cash, a mobile-first remittance application developed in collaboration with Visa. Powered by Visa Direct and supported by Cross River Bank for U.S. settlement, OwlPay Cash allows users in the United States to send funds directly to bank accounts in 26 countries, including key remittance corridors across Latin America, Asia, and Europe. The app combines global reach, cost efficiency, and a user-friendly experience to address longstanding challenges in cross-border money transfers. OwlPay Cash enables real-time payouts in local currencies with no monthly fees and up to 70% lower transaction costs than traditional SWIFT-based methods. The product expands OwlTing’s reach in fiat-based payments while reinforcing the Company’s strategy to build trusted, compliance-led global payment infrastructure.

Conference Call Information

The Company’s management team will host a conference call at 5:00 P.M. Eastern Time on Monday, December 29, 2025, to discuss the financial results and recent business developments. Details of the webcast are as follows:

Date and time:	5:00 P.M. Eastern Time on December 29, 2025

Webcast link:	https://events.zoom.us/ev/AhnregDWeb3i67zc747Ez5p6RrrIdiYhh66vkYA6JsXo7-
L_XTeX~AhUjxiXFm5ghdisNg_RrzcUOBG—cAfm9zX1tIFH0v0RcgemGEAESHb2_Q

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://investors.owlting.com/.

About OBOOK Holdings Inc. (OwlTing Group)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These statements are based on the current expectations, estimates, and projections of management about the Company’s operations, industry trends, regulatory developments, and other factors, and are not guarantees of future performance. Words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, revenue outlook, product development initiatives, regulatory licensing, partnerships, market expansion, capital resources, and strategic priorities. These statements involve known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including those described under the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other disclosures contained in the Company’s prospectus and other filings with the U.S. Securities and Exchange Commission (SEC).

The forward-looking statements in this press release speak only as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should not place undue reliance on these statements. Additional information regarding the Company and its filings with the SEC may be found at www.sec.gov.

For investor and media enquiries, please contact:

OBOOK Holdings Inc. Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com

The Blueshirt Group, Investor Relations

Jack Wang, Managing Director

OwlTing@BlueshirtGroup.co

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

June 30, 2025 and December 31, 2024

(Expressed in U.S. Dollars)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash	$5,914,077	4,511,377
Restricted cash	2,240,942	4,210,381
Accounts receivable	451,920	299,359
Other receivables	266,917	51,834
Current tax assets	4,475	21,174
Prepayment	325,271	2,135,731
Other financial assets - current	6,046,865	5,397,240
Other current assets	140,868	160,844

Total current assets	15,391,335	16,787,940

Non-current assets:
Property, plant and equipment	1,011,967	366,350
Right-of use assets	4,450,467	4,556,692
Other intangible assets	388,809	391,737
Goodwill	287,285	287,285
Other financial assets - non-current	734,259	721,346
Other non-current assets	12,025	209,316

Total non-current assets	6,884,812	6,532,726

Total assets	$22,276,147	23,320,666

Liabilities and Equity
Current liabilities:
Contract liabilities - current	1,979,705	1,735,806
Accounts payable	1,804,910	1,687,449
Other payables	2,021,488	2,053,402
Other payables to related parties	1,826,593	1,723,390
Current tax liabilities	7,144	3,909
Current provisions	76,868	68,944
Lease liabilities - current	1,384,814	1,177,303
Long-term borrowings, current potion	375,360	332,974
Current preference share liabilities	406,366	406,366
Other current liabilities - receipts under custody	12,009,203	11,854,693
Other current liabilities	162,677	111,754

Total current liabilities	22,055,128	21,155,990

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

June 30, 2025 and December 31, 2024

(Expressed in U.S. Dollars)

	June 30, 2025	December 31, 2024
Non-current liabilities:
Non-current financial liabilities at fair value through profit or loss	2,558,815	—
Long-term borrowings	713,915	800,913
Lease liabilities - non-current	3,596,779	3,789,208
Non-current preference share liabilities	1,370,171	1,569,999
Other non - current liabilities	309,409	299,136

Total non-current liabilities	8,549,089	6,459,256

Total liabilities	30,604,217	27,615,246

Equity attributable to owners of parent:
Share capital	80,866	80,866
Advance receipts for share capital	4,959,000	2,000,000
Capital surplus	51,678,353	51,678,353
Accumulated deficit	(64,521,215)	(60,612,910)
Other equity	(528,161)	2,555,649

Equity attributable to owners of the parent	(8,331,157)	(4,298,042)
Non-controlling interest	3,087	3,462

Total Equity	(8,328,070)	(4,294,580)

Total liabilities and equity	$22,276,147	$23,320,666

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the six months ended June 30, 2025 and 2024

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2025	2024
Revenue	$3,840,984	3,606,514
Costs of revenue	(3,360,935)	(3,066,758)

Gross profit	480,049	539,756

Operating expenses:
Marketing and sales	(954,260)	(1,209,732)
General and administrative	(4,524,458)	(2,300,142)
Research and development	(1,312,137)	(1,199,116)

Total operating expenses	(6,790,855)	(4,708,990)

Net operating loss	(6,310,806)	(4,169,234)

Non-operating income and expense:
Interest income	25,113	34,389
Foreign currency exchange gains	2,473,289	515
Foreign currency exchange losses	(1,144)	(937,037)
Loss on financial liabilities at fair value through profit or loss	(8,815)	(259,418)
Other losses	(3,288)	(9,087)
Other income	48,509	33,805
Finance costs	(125,513)	(55,380)

Total non-operating income and expenses	2,408,151	(1,192,213)

Loss before tax	(3,902,655)	(5,361,447)
Income tax (expense) benefit	(6,098)	8,254

Net loss	(3,908,753)	(5,353,193)

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(3,083,737)	1,163,596
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—	—

Components of other comprehensive income (loss) that will be reclassified to loss	(3,083,737)	1,163,596

Other comprehensive income (loss)	(3,083,737)	1,163,596

Total comprehensive loss	$(6,992,490)	(4,189,597)

Loss attributable to:
Owners of the parent	$(3,908,305)	(5,352,018)
Non-controlling interests	(448)	(1,175)

	$(3,908,753)	(5,353,193)

Total comprehensive loss attributable to:
Owners of the parent	$(6,992,115)	(4,188,266)
Non-controlling interests	(375)	(1,331)

	$(6,992,490)	(4,189,597)

Loss per share
Basic and diluted loss per share	$(0.05)	(0.07)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30, 2025 and 2024

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Total	Non- controlling interest	Total equity
Balance at January 1, 2024	$78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	(6,386,738)	5,988	(6,380,750)

Net Loss for the period	—	—	—	(5,352,018)	—	(5,352,018)	(1,175)	(5,353,193)
Other comprehensive income (loss) for the period	—	—	—	—	1,163,752	1,163,752	(156)	1,163,596

Total comprehensive income (loss) for the period	—	—	—	(5,352,018)	1,163,752	(4,188,266)	(1,331)	(4,189,597)

Advance receipts for share capital	—	7,170,000	—	—	—	7,170,000	—	7,170,000
Capital increase in cash	1,651	(10,784,290)	10,782,639	—	—	—	—	—
Cancellation of share capital	(275)	—	(247,225)	247,500	—	—	—	—
Conversion of simple agreement for future equity	—	1,866,666	—	—	—	1,866,666	—	1,866,666

Balance at June 30, 2024	79,455	9,172,725	42,507,039	(55,695,020)	2,397,463	(1,538,338)	4,657	(1,533,681)

Balance at January 1, 2025	80,866	2,000,000	51,678,353	(60,612,910)	2,555,649	(4,298,042)	3,462	(4,294,580)

Net Loss for the period	—	—	—	(3,908,305)	—	(3,908,305)	(448)	(3,908,753)
Other comprehensive income (loss) for the period	—	—	—	—	(3,083,810)	(3,083,810)	73	(3,083,737)

Total comprehensive income (loss) for the period	—	—	—	(3,908,305)	(3,083,810)	(6,992,115)	(375)	(6,992,490)

Advance receipts for share capital	—	2,959,000	—	—	—	2,959,000	—	2,959,000

Balance at June 30, 2025	$80,866	4,959,000	51,678,353	(64,521,215)	(528,161)	(8,331,157)	3,087	(8,328,070)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2025	2024
Cash flows used in operating activities:
Loss for the year	$(3,908,753)	(5,353,193)
Adjustments for:
Depreciation expense	689,281	453,439
Amortization expense	47,247	43,834
Loss on financial liabilities at fair value through profit or loss	8,815	259,418
Impairment loss (reversal) on intangible assets	1,325	(120)
Impairment loss on property, plant and equipment	860	5,670
Finance costs	125,513	55,380
Interest income	(25,113)	(34,389)
Government subsidy income	(76)	(76)
Profit from lease modification	—	(537)
Income tax expense (benefit)	6,098	(8,254)

	(3,054,803)	(4,578,828)

Change in operating assets and liabilities:
Decrease in notes receivable	—	4,025
Decrease (increase) in accounts receivable	(152,560)	10,971
Decrease (increase) in other receivables	(215,083)	7,988
Decrease (increase) in prepayment	1,810,460	(833,295)
Decrease in other current assets	19,976	71,382
Decrease in other non-current assets	—	490
Increase in contract liabilities	243,899	422,023
Increase (decrease) in accounts payable	117,461	(169,514)
Increase (decrease) in other payables	(38,814)	660,555
Decrease in other payables from related parties	(9,833)	(17,034)
Increase (decrease) in provisions	7,924	(2,907)
Increase (decrease) in other current liabilities	50,923	(18,668)

Cash used in operations	(1,220,450)	(4,442,812)
Interest received	25,113	34,389
Interest paid	(111,419)	(34,683)
Income taxes refunded (paid)	14,819	(2,748)

Net cash flows used in operating activities	(1,291,937)	(4,445,854)

Cash flows used in investing activities:
Acquisition of property, plant and equipment	(403,479)	(90,177)
Acquisition of intangible assets	(19,716)	(41,137)
Increase in guarantee deposits paid	(7,555)	(213,466)
Decrease in guarantee deposits paid	84,560	32,745
Prepaid equipment costs	(7,424)	(10,072)

Net cash flows used in investing activities	(353,614)	(322,107)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2025	2024
Cash flows from financing activities:
Repayment of long-term borrowings	(172,235)	(208,099)
Repayment of preference share liabilities	(203,184)	—
Repayments of installment payables	(7,880)	—
Increase (decrease) in other payables from related parties	113,035	(122,711)
Increase (decrease) in other current liabilities – receipts under custody	(495,115)	636,672
Increase in guarantee deposits received	4,121	16,669
Decrease in guarantee deposits received	(3,434)	(4,290)
Advance receipts for share capital	2,959,000	7,170,000
Payment of lease liabilities	(571,605)	(410,511)
Proceeds from non-current financial liabilities at fair value through profit or loss	2,550,000	—
Payment of non-current financial liabilities at fair value through profit or loss	—	(100,000)

Net cash flows from financing activities	4,172,703	6,977,730

Effect of exchange rate changes on cash and restricted cash	(3,093,891)	1,151,221

Net increase (decrease) in cash and restricted cash	(566,739)	3,360,990
Cash and restricted cash at beginning of year	8,721,758	7,997,008

Cash and restricted cash at end of year	$8,155,019	11,357,998